Duff & Phelps Corporation
55 East 52nd Street
New York, New York 10055
(212) 871-2000

September 10, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549-4561

Attn: Sandra Stokes

  RE:
  Duff & Phelps Corporation
  Amendment No. 5 to Registration Statement
  on Form S-1 Filed on September 4, 2007
  File No. 333-143205

Dear Ms. Stokes:

        In furtherance of our telephone conversation on September 7, 2007 (the "September 7 Call") with you and Carlos Pacho of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), we respectfully submit this supplemental response to the comments conveyed by the Staff on the September 7 Call. For your convenience, we have summarized our understanding of the Staff's comments in bold italics prior to the Company's response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-143205) filed by us with the Commission on September 4, 2007 ("Amendment No. 5").

1.
Please provide further clarification regarding the Company's choice of the "Up-C" structure and desire to effect an offering of Duff & Phelps Corporation rather than D&P Acquisitions. Specifically, are there any reasons other than tax structuring and facilitation of the Company's initial public offering that were considered.

        We respectfully advise the Staff that the principal reasons for the implementation of the "Up-C" structure in which Duff & Phelps Corporation, a C-corporation, will become the public registrant and the sole managing member of D&P Acquisitions are (a) to maintain the tax characteristics of D&P Acquisitions' LLC structure (i.e. a partnership for U.S. Federal income tax purposes) for its existing unitholders and (b) to facilitate an initial public offering. More specifically, we respectfully advise the Staff that it would not have been possible to have public investors directly purchase units in D&P Acquisitions and for D&P Acquisitions, which primarily earns fee income, to maintain its partnership status for U.S. Federal income tax purposes.

2.
Please clarify/confirm that with respect to D&P Acquisitions there is no "Control Group" as defined in relevant accounting literature, and clarify/revise the use of the term "Controlling Unitholders" with respect to Vestar and Lovell Minnick.

        We confirm that with respect to D&P Acquisitions there is no "Control Group" as described in Statement of Financial Accounting Standards No. 141, Business Combinations and Rule 1-02(g) of Regulation S-X. Specifically, Vestar and Lovell Minnick, whom we collectively referred to as the "Controlling Unitholders" in the Company's supplemental response letter to the Staff dated August 30, 2007, do not have a voting trust agreement or any other voting agreement that governs the vote of such unitholders. In addition, we note that no individual unitholder or groups of unitholders of D&P Acquisitions have any voting agreement by which they are contractually bound to vote together, either before or after the Reorganization. Further, neither Vestar nor Lovell Minnick individually owns over

50% of the units of D&P Acquisitions before or after the Reorganization, nor do any individual unitholders, or unitholders that are immediate family members taken together as a group. In response to the Staff's comment, the Company regrets the confusion that resulted from the use of the term "Controlling Unitholders" and believes that a more appropriate term for describing Vestar and Lovell Minnick would be "Lead Investors."

3.
Please comment on whether there are any scenarios in connection with the Reorganization in which existing unitholders could receive economic stakes that are different than what they are entitled to before the Reorganization.

        We confirm that there are no scenarios in which unitholders could receive economic stakes as a result of the Reorganization that are different than that which such unitholders are entitled to before the Reorganization. Specifically, for purposes of determining exchange ratios, the Reorganization will be treated as a liquidation pursuant to the limited liability company agreement (the "LLC Agreement") of D&P Acquisitions, and, as such, each unitholder will receive the individual economic stakes to which they would be entitled pursuant to such deemed liquidation. The Reorganization does not alter the economic outcome for such unitholders in any way relative to that which such unitholders are entitled to pursuant to the terms of the LLC Agreement. As such, we confirm that the economic stakes of all unitholders are exactly the same before and after the Reorganization. Furthermore, we do not believe that there are any practical or realistic scenarios in which existing unitholders could receive zero economic value as a result of the Reorganization, given the impact of the preferences held by the Class A, B, C and F unitholders. Such a hypothetical scenario would be at a significant discount to the contemplated valuation range of $16.50 - $18.50 per share as set forth in Amendment No. 5, and we believe that the Company would not pursue the Reorganization and Offering at such a valuation.

4.
Please expand/clarify the Company's explanation regarding the nature of the Redemption. Why does the Company believe that the Redemption is economically the same as a sale of stock in the offering by selling shareholders? Further comment on the sequencing and rationale regarding the Redemption.

        With regard to the Redemption, the Company respectfully advises the Staff of the following, which further expands on the Company's supplemental response letter to the Staff dated August 30, 2007:

  •
  Following the Offering, and only as a result of the Offering, the Company will contribute the proceeds of the Offering to D&P Acquisitions, resulting in the Company becoming a member of D&P Acquisitions.

  •
  Immediately thereafter, existing unitholders of D&P Acquisitions will have a portion of their equity redeemed by the Company (through the Redemption).

  •
  The Redemption is only made possible as a result of the Offering (i.e. without the Offering, the Redemption cannot and will not occur). Thus, from a sequencing perspective, we view the Redemption as necessarily occurring immediately following the Offering. Therefore, the impact of the Redemption can only be analyzed in conjunction with the Offering itself.

  •
  The Redemption is being contemplated to achieve liquidity for existing unitholders. The agreement to redeem New Class A Units with a portion of the proceeds of the Offering is intended to allow unitholders of D&P Acquisitions to monetize a portion of their holdings.

  •
  Note that the price per unit at which redeeming unitholders will be redeemed through the Redemption is the same as the public offering price per share, the price at which they would be selling in the Offering were they to be selling shareholders.

  •
  Further note that it is not feasible for existing unitholders to sell their New Class A Units directly to the public, as a result of the "Up-C" structure and associated considerations described in Comment #1 above.

        Based on these considerations, the Company views the Offering and Redemption as economically the same as an offering with selling shareholders.

* * * *

        We thank you for your prompt attention to this letter responding to the Staff's comments conveyed during the September 7 Call, and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 450-2880.

Very truly yours,

/s/ JACOB L. SILVERMAN Jacob L. Silverman Chief Financial Officer
cc:
Michael F. Monahan
Edward S. Forman, Esq.
David J. Goldschmidt, Esq.
Michael Kaplan, Esq.